FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Closing agreement with Liberty Global	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

SIGNIFICANT EVENT

Further to the communication published on May 7, 2020, regarding the agreement reached between Telefónica and Liberty Global plc to combine into a 50-50 joint venture (JV) their operating businesses in the UK, Telefónica informs that, after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction has been carried out today, resulting in the combination of both businesses into the JV called VMED O2 UK Ltd.

The constitution of the JV adds significant value to Telefónica, both from a business and financial perspective, with proceeds of 5.5 billion pounds sterling, of which 2.7 billion pounds correspond to Liberty Global ‘s cash payment to Telefónica to equalise ownership in the JV and 2.8 billion pounds correspond to gross proceeds from recapitalisation. Transaction reduces Telefonica’s net debt by 5 billion euros.

Madrid, June 1, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 01, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors